MASTERWORKS

Available Now: KAWS (35.3% | 1.23 | $2,109,000)

Recently Sold Paintings[1]

Albert Oehlen	George Condo	Sam Gilliam
Annualized Net Return	Annualized Net Return	Annualized Net Return
33.7% 354 days held	31.7% 532 days held	33.1% 791 days held



AVAILABLE NOW

KAWS



Price Appreciation of Similar Works

35.3%*

Market Risk-Adjusted Appreciation

1.23	vs.	0.48	vs.	0.55
KAWS' Market		All Art Market		S&P 500

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Investments are often compared through risk-adjusted appreciation, which is measured using the appreciation rate as well as the volatility of that investment. This is typically referred to as a “Sharpe Ratio.” Volatility represents how likely you are to achieve an appreciation rate in the future, based on historical data. Higher volatility generally means more risk, and lower volatility generally means less risk.

Risk-Adjusted Appreciation: Reflects the average annualized artist market appreciation or depreciation of repeat sales at public auction for a specific artist (paintings only) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns in that artist's market. For any particular artist market, this reflects a time range of the earliest purchase price date for all repeat sales, ending on the last sale date for that artist for their repeat sales.

All-Art: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns (between 1995 - 2021 annualized) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

*The set of similar sales comprise paintings by KAWS with the following criteria: paintings on canvas created between 2008 and 2011, that measure between 30 inches by 30 inches to 100 inches by 100 inches, that to the best of our ability to determine, feature depictions of KURF and KAWSBob subjects with fully visible faces. Excluded from the set were works on shaped canvas and tondos and monochromatic examples. The set of similar works includes two paintings currently held in the Masterworks portfolio, including a painting acquired by Masterworks 102, LLC, an affiliate of the Company, at Phillips, New York, 20th Century & Contemporary Art Evening Sale, held on November 17, 2021 for $1,542,500 and a painting acquired by Masterworks 008, LLC, an affiliate of the Company, at Phillips, London, 20th Century & Contemporary Art Evening Sale, held on February 13, 2020, for $1,194,832 (£915,000). The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.

Masterworks.io, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281